Management's Discussion and Analysis and Financial Statements

What follows is a discussion and analysis of the factors contributing to the results of operations in second quarter 2002. The accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with United States generally accepted accounting principles ("US GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

OVERVIEW

For second quarter 2002, we produced 1.35 million ounces of gold at total cash costs of $178 per ounce, compared to 1.6 million ounces of gold at $163 per ounce in second quarter 2001. Net income was $59 million ($0.11 per share), compared to $58 million ($0.11 per share) for second quarter 2001. Before non-hedge derivative transactions, net income was $48 million 1 ($0.09 per share), compared to $72 million ($0.13 per share) for the year earlier period. In second quarter 2002, operating cash flows - excluding payments of previously accrued merger costs - totaled $187 million 1 ($0.35 per share), compared to $196 million ($0.36 per share) for second quarter 2001 1. Including payments of previously accrued merger costs, operating cash flows totaled $177 million 1 ($0.33 per share).

GOLD SALES

Revenue for second quarter 2002 reached $490 million on gold sales of 1.4 million ounces, down from $518 million in revenue on 1.6 million ounces for second quarter 2001. Lower revenue for the 2002 quarter resulted from an 11 percent decrease in gold sales, partially offset by a $21 per ounce, or 7 percent, increase in the average realized price. The increase in our average realized price is due principally to higher spot gold prices, which averaged $313 per ounce for the second quarter, compared to $268 per ounce in the year earlier period. In the quarter, 50 percent of production was sold through the Premium Gold Sales Program at $365 per ounce, generating a $52 per ounce premium over the average spot price. We sold the balance of production at spot gold prices, at an average price for the quarter of $317 per ounce. Overall, we realized an average price of $341 per ounce, $28 higher than the average spot price for the period, generating an additional $40 million in revenue.

     Future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 17.9 million ounces at quarter's end. This represents approximately 22 percent of our proven and probable reserves, deliverable over the next 15 years at an average price of $344 per ounce. For the balance of the year, 50 percent of planned production is expected to be sold at an average price of $365 per ounce, while the remaining 50 percent of production will be sold at prevailing spot gold prices.

REVIEW OF OPERATIONS AND EXPLORATION AND DEVELOPMENT PROJECTS

Total operating costs for second quarter 2002 were $262 million, down from $284 million for the year earlier period. On a per ounce basis, total cash costs for the quarter were $178 compared to $163 in second quarter 2001. Pierina and Eskay Creek reported solid results, while lower production from a group of mines being phased out by year-end and planned lower grades at Goldstrike and Pierina combined with lower than planned performance at several other mines lead to lower production and higher costs compared to the year earlier quarter.

-------------------

1 For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

BARRICK SECOND QUARTER REPORT 2002      6   MANAGEMENT'S DISCUSSION AND ANALYSIS

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production            1,348,792     1,602,162    5,700,000
Total cash cost            $ 178        $ 163        $ 172
-------------------- ----------- ------------- ------------


     The quarter saw significant growth of the recent discovery at Alto Chicama in north-central Peru, enhancing the potential of the Company's pipeline of growth projects. In addition to the discovery our exploration and development effort focused on a feasibility study for the Veladero project in Argentina, with encouraging drilling and metallurgical results during second quarter 2002. At the Cowal project in Australia, drilling resumed in the second quarter in an effort to optimize the scale and economics of the project.

Goldstrike Property (Nevada)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production              483,635       590,492    2,064,000
Total cash cost           $ 217         $ 193        $ 210
-------------------- ----------- ------------- ------------


o Production and cash costs for the Property were in line with plan for second quarter 2002, with better than plan performance from Betze-Post offsetting lower than plan results at Meikle.

o Lower production and higher costs compared to the year earlier quarter relate to lower grades processed (off 26%). This reflects the completion of mining of higher-grade areas in both the open pit and underground, partially offset by higher processing rates (up 13%). Higher mining and processing rates increased total costs at the Property, along with higher power costs, which were up $10 per ounce over 2001.

o While production remains on track to surpass 2 million ounces, production and cash costs for the 2002 year are expected to be marginally below plan, due to lower first half performance from Meikle.

Betze-Post (Goldstrike Property)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production              328,577       403,688    1,387,000
Total cash cost           $ 228         $ 214        $ 221
-------------------- ----------- ------------- ------------

o Production and cash costs were marginally better than plan for second quarter 2002, due to higher grades mined (up 8%), higher throughput (up 5%) and lower unit costs, partially offset by lower recovery rates (off by 3%).

o Lower production and higher costs compared to the year earlier quarter relate to lower grades processed (off 38%), with the completion of mining in a high-grade zone of the 7th West Layback, plus higher power costs (up $10 per ounce over 2001).

o The Mine is on track to produce 20,000 ounces more than plan at cash costs in line with plan, as higher grades and throughput are expected to offset the continued low recovery rates (84.5%), due to the processing of difficult ores.

o Due to lower mining and processing costs, the North Betze deposit is expected to be mined as an additional layback in the open pit, rather than through the underground, adding additional ounces to Property production over the remaining mine life.

Meikle (Goldstrike Property)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production              155,058       186,804      677,000
Total cash cost           $ 192         $ 147        $ 186
-------------------- ----------- ------------- ------------


o Production was lower than plan and cash costs higher than plan for second quarter 2002, due to delays in mining higher-grade stopes and higher mining costs due to higher ground support costs.

o However, cash costs declined (by 9%) from first quarter 2002, due to higher grades (up 6%) and lower ground support costs.

o Lower production and higher costs compared to the year earlier quarter are due in large part to lower grades processed (off 24%) with the completion of mining in higher-grade stopes of the Meikle deposit,

BARRICK SECOND QUARTER REPORT 2002      7   MANAGEMENT'S DISCUSSION AND ANALYSIS
     higher ground support costs and higher power costs (up $5 per ounce).

o Production in the second half of 2002 is expected to rise to 379,000 ounces with cash costs declining to $172 per ounce, due to mining higher grades and lower ground support costs.

o Overall, production is expected to be lower than plan (off 4%) and cash costs higher than plan (up 8%) for the year.

o A drill program is underway to better define mineralization at the Banshee target, with a decision on a Meikle-to-Banshee access drift due by year-end.


Eskay Creek (British Columbia)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               91,614        82,323      378,000
Total cash cost            $ 32          $ 50         $ 22
-------------------- ----------- ------------- ------------

o Production was better than plan for second quarter 2002, while cash costs were significantly lower than plan due to higher silver by-product credits.

o Higher production and lower costs compared to the year earlier quarter relate to higher mining and processing rates, combined with the larger silver credit to costs.

o The Mine is on track to exceed its production target (by 3%) at lower cash costs (down 50%) for the year. Whether the property meets those targets depends on the timely settlement of a strike at one of the two smelters that treat the Mine's ore.

o A $2 million drill program is underway to follow up on encouraging results from late last year and the first half of this year.


Round Mountain (Nevada) (50% share)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               95,498        97,770      365,500
Total cash cost           $ 177         $ 167        $ 200
-------------------- ----------- ------------- ------------


o For second quarter 2002, production was in line with plan, while cash costs were lower than plan, due to deferral of certain activities to the second half of the year.

o Lower production and higher costs compared to the year earlier quarter relate to lower recovery rates and higher rehandling costs.

o The Mine is on track to meet its production and cash cost targets for the year.

o The second phase exploration drill program on Gold Hill (5 miles from Round Mountain deposit) was completed during second quarter 2002. The program focused on shallow mineralization to assess the economics of a smaller starter pit.


Hemlo (Ontario) (50% share)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               61,552        78,706      290,000
Total cash cost           $ 249         $ 209        $ 207
-------------------- ----------- ------------- ------------

o Production in second quarter 2002 was lower than plan (off 25%), while cash costs were higher than plan (up 38%), due to geotechnical issues that forced a revision of the mine plan, deferring access to higher-grade stopes until the second half of the year.

o Lower production and higher costs compared to the year earlier quarter relate to changes to the mine plan resulting in lower grades processed (off 17%).

o Production in the second half of 2002 is expected to rise to 167,000 ounces, with cash costs declining to $180 per ounce with the mining of the higher-grade stopes deferred from the first half of the year.

o Overall, forecast production is expected to be lower than plan (by 5%) with cash costs higher than plan (up 7%) for 2002.

BARRICK SECOND QUARTER REPORT 2002      8   MANAGEMENT'S DISCUSSION AND ANALYSIS

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Holt-McDermott (Ontario)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               21,243        20,037       91,000
Total cash cost           $ 191         $ 185        $ 155
-------------------- ----------- ------------- ------------


o Production was marginally lower than plan for second quarter 2002, while cash costs were above plan, due to higher mining and processing rates (up 7%) and lower grades processed (off 13%).

o Production and cash costs were marginally higher than the year earlier quarter, due to marginally higher grades (up 2%) and mining and processing rates (up 5%).

o For the year, production is expected to be marginally higher than plan (by 1%), with cash costs also higher than plan (by 5%), due to lower grades processed.


Pierina (Peru)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production              183,324       221,517      845,000
Total cash cost            $ 80          $ 39         $ 78
-------------------- ----------- ------------- ------------

o    Production and cash costs were in line with plan for second quarter 2002.

o Lower production and higher costs compared to the year earlier quarter relate to lower grades processed (off 47%) and the first year of amortization of deferred mining costs.

o The Mine is on track to exceed its production target (by 3%) at similar cash costs, due to higher mining and processing rates.

Yilgarn District (Western Australia)
Plutonic

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               79,710        94,526      310,000
Total cash cost           $ 174         $ 151        $ 178
-------------------- ----------- ------------- ------------

o Production in second quarter 2002 was lower than plan (off 13%), while cash costs were higher than plan (up 14%), due to lower grades processed. The lower grades resulted from slower access to the higher-grade Timor stopes, and lower mining rates in the open pit, due to changes in mine sequencing, which forced a processing shift to low-grade stockpile ore.

o Lower production and higher costs compared to the year earlier quarter primarily relate to lower grades processed (off 14%).

o Production in the second half of 2002 is expected to rise to 168,000 ounces, as cash costs decline to $171 per ounce with the mining of the higher-grade stopes in the Timor zone and a return to a higher open pit mining rate.

o As a result, forecast production is expected to be lower than plan (by 5%) with cash costs higher than plan (by 14%) for the year.

Darlot

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               32,297        31,749      142,500
Total cash cost           $ 179         $ 177        $ 166
-------------------- ----------- ------------- ------------

o Production was in line with plan for second quarter 2002, while cash costs were higher than plan due to accelerated development work to access higher-grade stopes.

o    Production and cash costs were similar to the year earlier quarter.

o For the year, production is expected to be marginally higher than plan (by 2%) with cash costs higher than plan (by 7%) due to increased development costs.

Lawlers

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               28,842        21,604      111,500
Total cash cost           $ 172         $ 228        $ 181
-------------------- ----------- ------------- ------------

o Production in second quarter 2002 was better than plan, while cash costs were lower than plan as a result of higher grades and recovery rates at the property.

o Higher production and lower costs compared to the year earlier quarter relate to higher grades (up 36%) and higher recovery rates (up by 5%).

o For the year, the Mine is on track to exceed its production target (by 3%) at similar cash costs.

BARRICK SECOND QUARTER REPORT 2002      9   MANAGEMENT'S DISCUSSION AND ANALYSIS

Kalgoorlie - Super Pit (Western Australia) (50% share)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               80,780       108,957      366,500
Total cash cost           $ 213         $ 176        $ 218
-------------------- ----------- ------------- ------------

o Production in second quarter 2002 was lower than plan (by 4%), due to lower grades processed (off 5%), while cash costs were lower than plan (by 8%), as a result of lower operating costs, which more than offset the lower production.

o Lower production and higher costs compared to the year earlier quarter relate to lower grades processed (off 18%), lower recovery rates (off 3%) and higher unit mining and processing costs.

o Production in the second half of 2002 is expected to rise to 198,000 ounces, with cash costs rising to $222 per ounce, as higher mining rates in the open pit result in higher grades processed.

o As a result, for the year, production is expected to be in line with plan, while cash costs are expected to be higher than plan (by 6%).

o A joint venture committee has been formed to explore operating initiatives that will improve Kalgoorlie's cost structure and operating system.

Bulyanhulu (Tanzania)

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production               84,165        63,579      362,000
Total cash cost           $ 203         $ 206        $ 191
-------------------- ----------- ------------- ------------

o For second quarter 2002, production was in line with plan, with higher mining and processing rates offsetting lower grades processed as more development ore was processed versus higher-grade open-stope ore. Cash costs were higher than plan (by 9%), due to lower grades processed, as well as, higher transportation and refining costs (up $13 per ounce).

o Higher production compared to the year earlier quarter is a consequence of higher processing rates (up 22%) and higher recovery rates (up by 7%), while cash costs were similar.

o Production in the second half of 2002 is expected to rise to 193,000 ounces as cash costs decline to $177 per ounce, as a result of improved grades mined, higher recovery rates and lower transportation and refining costs realized through modifications to the process facilities completed in June 2002.

o With the modifications complete, recovery rates have increased from the 86% average for second quarter 2002 to 88% in early July. With the processing of higher-grade ore, the recovery rates are expected to reach design of 89%.

o For the year, production is expected to be in line with plan, while cash costs expected to be higher than plan (by 10%).

Other Properties

-------------------- ----------- ------------- ------------
                        Q2 2002       Q2 2001        2002E
-------------------- ----------- ------------- ------------
Production              106,132       190,902      365,000
Total cash cost           $ 192         $ 198        $ 188
-------------------- ----------- ------------- ------------

o Lower production during the quarter is due to the closure of 2 mines since the second quarter of last year and the winding down of 4 more.

o By year's end, all of the mines in this group are expected to have ceased operations due to the depletion of reserves, with the exception of Marigold, which produces about 30,000 ounces per year.

DEVELOPMENT AND EXPLORATION UPDATE

Alto Chicama (Peru)

On July 10th we announced the doubling of the inferred gold resource at this recent grassroots exploration discovery. As a result of an intensified drilling program at the property's Lagunas Norte deposit during second quarter 2002, we calculated an inferred resource of 135 million tons, grading 0.054 ounces per ton for a total of 7.3 million ounces of gold. This compares to an inferred resource of 3.5 million ounces of gold, as initially announced on April 23, 2002. Preliminary metallurgical results on the oxide material indicate the ore is amenable

BARRICK SECOND QUARTER REPORT 2002      10  MANAGEMENT'S DISCUSSION AND ANALYSIS
to heap leaching. The resource remains open to the south and southeast.

     During second quarter 2002, 112 drill holes were completed and assayed, bringing the total to date to 172. We are planning an additional 200 drill holes on the discovery, to bring drill spacing to reserve status density by year-end. Exploration in the second half of 2002 will focus on step out drilling at Lagunas Norte in order to continue to expand the resource. An additional exploration drill program is due to commence in third quarter 2002, targeted on gold showings identified during fieldwork within a 15 km radius of the deposit.

     For the balance of the year, our objectives include metallurgical test work and mine and process planning for completion of a feasibility study in 2003. We will also begin the permitting process for the Lagunas Norte deposit.

     Based on the encouraging results, the 2002 exploration and development program was increased from $5 million to $20 million in the first quarter, and a further $15 million in second quarter 2002 to a total of $35 million for the year. These costs are expected to be expensed in 2002.

Pascua/Veladero District (Chile and Argentina)

The 25 million-ounce Pascua/Veladero district is one of the largest undeveloped gold districts in the world. With the completion of the Homestake merger, we are taking a unified approach to development, which is expected to entail two large open pit mines located five miles from one another, sharing infrastructure, administration and service functions. The Veladero deposit is expected to be developed first, followed by the larger Pascua-Lama deposit.

     The program for 2002 at Veladero includes: detailed definition drilling to expand the resource; continued bulk metallurgical test work for optimization purposes; and drifting into the ore body for bulk sampling and geotechnical investigation. Approximately 825 tons of ore grade material have been removed from the tunnel and tested on leach pads set up on site to provide optimal design criteria. An updated feasibility study is scheduled for completion in third quarter 2002. At this point, the study envisions a valley fill heap leach with two-stage crushing and a Merrill-Crowe recovery system. Infill drill results and heap leach testing during the first half of 2002 were very encouraging; those results will be supplemented by an additional column test scheduled for third quarter 2002.

     The recent devaluation of the Argentinean peso also effects development costs at Pascua/Veladero. As in the case of other mining operations around the world in countries experiencing devaluation, the Argentinean devaluation should have a positive impact on both capital and operating costs for Veladero and Pascua-Lama. For the year, an additional $15 million of exploration and development is expected to be incurred for Veladero, above the previous $9 million budget for the Pascua/Veladero district.

     At Pascua-Lama, the focus is on the evaluation of synergies with Veladero, the impact of the peso devaluation on the project's economics, as well as advancing optimization work and the permitting process.

Tanzania (East Africa)

In Tanzania, drill programs are underway on seven properties, testing targets outlined during last year's program. With positive initial results, airborne geophysical surveys and ground surveys are underway on other earlier stage properties and are identifying new targets for drill testing later in 2002. A 6 kilometer-long gold-bearing structure is being delineated on the Kirondatal property, located 240 kilometers southeast of Bulyanhulu. Two mineralized zones were intersected that extend from surface to a depth of at least 65 meters, while a feasibility study for the Tulawaka project is expected in the fourth quarter 2002.

Australia

In Australia, metallurgical test work is underway, aimed at optimizing the scope and economics of the Cowal project. The 20,000-meter drill program, which began

BARRICK SECOND QUARTER REPORT 2002      11  MANAGEMENT'S DISCUSSION AND ANALYSIS
during first quarter 2002, was halted on March 22, when a New South Wales court granted an interim injunction over the protection of relics. That injunction has since been lifted, and we have resumed our inspection, clearance and preservation of artifacts in accordance with its Section 87 permit. Currently there are four drills at work on cleared areas of the Cowal property.

     Additional exploration drill programs are underway elsewhere in Australia, including the testing of targets for Plutonic-style mineralization on the extensive Plutonic Mine property. The field program at the Tanami joint venture began in second quarter 2002.

United States

Ten targets will be tested on the Dee and Rossi properties with a 29,000-foot drill program during the second half of 2002. At Ren, 18,000 feet of drilling was completed during the first half of the year, with positive results. The 2002 Ren drill program calls for six more targets to be tested during the third and fourth quarters.

AMORTIZATION

Amortization totaled $126 million, or $82 per ounce in second quarter 2002, compared to $119 million, or $71 per ounce in the year earlier quarter. The increase in amortization per ounce is due to higher amortization at Goldstrike with the completion of construction of Rodeo in 2001 and the reduction of reserves at Meikle.

ADMINISTRATION

In second quarter 2002, administration costs were $16 million, a decrease of $7 million, or 30 percent lower than the year earlier period, reflecting the effect of integrating Barrick and Homestake and the associated administrative synergies.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments. Interest Income totaled $5 million in the second quarter 2002 compared to $8 million in the year earlier quarter. The higher second quarter 2001 amount also reflects gains totaling $10 million on foreign currency translation and pension plan curtailments related to certain Homestake operations.

INTEREST ON LONG-TERM DEBT

We incurred $16 million in interest costs in both second quarter 2002 and 2001 related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In second quarter 2001, $10 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua, whereas none of these projects qualified for capitalization of interest in 2002, as a result of completion or deferral of construction.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

During second quarter 2002, we announced a two-tier simplification of our Premium Gold Sales Program. First, we announced that we will reduce the number of written call options and variable price sales contracts outstanding by 3 million ounces through the expiry or conversion of call options to spot deferred contracts and deliveries under variable price sales contracts which we accomplished in the second quarter. Second, we announced that we would eliminate the notional amount of our spot deferred contracts invested in corporate bond funds through total return swaps. During the quarter, this position was reduced by $358 million, or 47% of the notional amount.

     The overall Program will be smaller, simpler and better positioned to take greater advantage of rising gold prices. At the same time, we expect that the Program will continue to provide secure and predictable cash flows. These changes follow our previously announced decision to sell 50 percent of our production at the spot price, for the first time in 14 years. In prior years, 100 percent of our annual production was delivered against the Premium Gold Sales Program.

     The total mark-to-market gain on the non-hedge derivative positions that were included in earnings was $12 million in second quarter 2002, compared to a mark-to-

BARRICK SECOND QUARTER REPORT 2002      12  MANAGEMENT'S DISCUSSION AND ANALYSIS
market loss of $19 million on non-hedge derivative positions in the year earlier period.

     The principal components of the mark-to-market gains and losses are disclosed in note 5F to our interim financial statements.

     During the quarter, we added C$441 million and A$387 million of foreign currency hedges to protect our Canadian and Australian dollar operating costs with the recent weakness of the U.S. dollar. With these positions we now have 100 percent of our Canadian dollar operating costs through 2004 hedged and 50 percent of our Australian dollar costs hedged through 2006.

INCOME TAXES

The decline in the effective rate compared to the year earlier period is primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations. Should spot gold prices remain at current levels, we expect the effective tax rate to remain at approximately the present level throughout the balance of 2002. If gold prices were to rise substantially, we would expect the effective tax rate to rise, with a higher portion of earnings being earned in the United States, Canada, Australia, Peru and Tanzania where tax rates are higher.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $916 million at June 30, 2002, and our $1 billion undrawn bank facility, which we renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to utilize for potential acquisitions.

     We generated operating cash flow of $177 million in second quarter 2002, compared to $196 million in the year earlier period. The lower cash flow in second quarter 2002 is due in large part to $10 million in merger related payments that had been accrued at December 31, 2001 and were paid in the second quarter. With 50 percent of our gold expected to be sold at spot market prices for the balance of 2002, the volatility of gold prices will affect the amount of our operating cash flow through the remainder this year.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the second quarter 2002 totaled $90 million, compared to $140 million in the same period in 2001. The decline is principally due to $35 million being spent in 2001 to complete the construction of the Bulyanhulu mine, and $18 million spent on development activities at Pascua-Lama. Principal expenditures in the second quarter of 2002 included $49 million in North America, comprised primarily of deferred stripping and underground development at Goldstrike. In Tanzania, capital expenditures included $16 million spent at the Bulyanhulu Mine on underground development. In Australia, capital expenditures were $10 million to cover underground development and new mining equipment, while in South America capital expenditures were $8 million, primarily for Pierina ($5 million) and engineering and development work at Pascua-Lama ($3 million).

FINANCING ACTIVITIES

During the second quarter 2002, our cash outflow from financing activities was $14 million, compared with an outflow of $21 million in the second quarter of 2001. In the second quarter of 2002, we generated cash of $46 million from the exercise of stock options, offset by dividend payments totaling $60 million. In the second

BARRICK SECOND QUARTER REPORT 2002      13  MANAGEMENT'S DISCUSSION AND ANALYSIS
quarter of 2001 the outflow principally related to dividends payments of $44 million was offset by the final drawdown on our Bulyanhulu project financing facility ($22 million).

OUTLOOK

We believe considerable opportunities exist within our existing asset base for profitable growth, not only from our new pipeline of projects but from our operating mines as well. We believe that consolidation and rationalization of the gold industry will continue, and that - given our strong balance sheet and substantial cash flows - we are well positioned to participate in the consolidation in ways that add value to our Company.

     For the second half of 2002, 50 percent of the projected production of 3 million ounces of gold is expected to be sold at $365 per ounce, with the balance sold at spot gold prices bringing total production for the year to 5.7 million ounces, in line with plan. Total cash costs are expected to average $172 per ounce, $5 higher than plan due to higher royalties due to higher gold prices and lower than planned performance at several operations during the first half of the year. Total production costs are expected to total $262 per ounce, 3% higher than plan. In addition, the Company expects exploration expenses to be $95 million, up from $55 million at the beginning of the year. The higher exploration and development expenses are due to increased activity at Alto Chicama and expensing more costs at Veladero. Based on the higher cash and exploration and development costs, we expect earnings at the bottom end of our earlier earnings guidance of 42 to 47 cents, based on spot gold prices averaging $315 for the balance of the year. Capital spending is expected to total $228 million (excluding deferred stripping costs of $126 million). This would be the lowest level in 14 years which, based on current gold prices, would result in the highest free cash flows in our history.

     We enter the second half of 2002 with the strongest balance sheet in the gold mining industry, a portfolio of high-quality low-cost, long-life properties, a promising growth pipeline, a cash and short-term investment position of $916 million and no net debt.

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with United States generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.


Reconciliation of Net Income Before Derivative Transactions to GAAP Net Income

------------------------------------------------------------ --------------------------- -----------------------------
                                                             Three months ended June 30,     Six months ended June 30,
(in millions of United States dollars)                               2002          2001          2002            2001
------------------------------------------------------------ ------------- ------------- ------------- ---------------
Net income before non-hedge derivative gains and losses               $48           $72           $95            $121
Non-hedge derivative gains (losses) (net of tax effects)               11          (14)            10              24
------------------------------------------------------------ ------------- ------------- ------------- ---------------
Net income for the period                                            $ 59          $ 58         $ 105           $ 145
------------------------------------------------------------ ------------- ------------- ------------- ---------------

BARRICK SECOND QUARTER REPORT 2002      14  MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Free Cash Flow to Operating Cash Flow
------------------------------------------------------------ ---------------------------- ------------------------------
                                                             Three months ended June 30,      Six months ended June 30,
(in millions of United States dollars)                               2002           2001            2002           2001
------------------------------------------------------------ ------------- -------------- --------------- --------------
Free Cash Flow                                                        $87            $56            $160            $68
Capital Expenditures                                                   90            140             168            330
------------------------------------------------------------ ------------- -------------- --------------- --------------
Operating cash flow                                                 $ 177          $ 196            $328          $ 398
------------------------------------------------------------ ------------- -------------- --------------- --------------


Reconciliation of Operating Cash Flow Excluding Payments of Previously Accrued Merger Related Costs to Operating Cash Flow

------------------------------------------------------------ ---------------------------- ------------------------------
                                                             Three months ended June 30,      Six months ended June 30,
(in millions of United States dollars)                               2002           2001            2002           2001
------------------------------------------------------------ ------------- -------------- --------------- --------------
Operating cash flow excluding payments of previously
accrued merger related costs                                         $187           $196            $366           $398
Payments of previously accrued merger related costs                  (10)              -            (38)              -
------------------------------------------------------------ ------------- -------------- --------------- --------------
Operating cash flow                                                 $ 177          $ 196           $ 328          $ 398
------------------------------------------------------------ ------------- -------------- --------------- --------------


We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

------------------------------------------------------------ --------------------------- ----------------------------
                                                             Three months ended June 30,    Six months ended June 30,
(in millions of United States dollars except per ounce               2002          2001          2002           2001
amounts)
------------------------------------------------------------ ------------- ------------- ------------- --------------
Operating costs per financial statements                             $262          $284          $528           $549
Reclamation and closure costs                                         (7)          (20)          (18)           (34)
------------------------------------------------------------ ------------- ------------- ------------- --------------
Operating costs for per ounce calculation                            $255         $ 264          $510          $ 515
------------------------------------------------------------ ------------- ------------- ------------- --------------
Ounces sold (thousands)                                             1,437         1,620         2,881          3,180
Total cash costs per ounce                                           $178          $163          $177           $161
------------------------------------------------------------ ------------- ------------- ------------- --------------

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

BARRICK SECOND QUARTER REPORT 2002      15  MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(in millions of United States dollars,
 except per share data, US GAAP basis)                       Three months ended June 30,                Six months ended June 30,
                                                       --------------------------------------     ---------------------------------
(Unaudited)                                                   2002               2001                  2002               2001
---------------------------------------------------------------------------------------------     ---------------------------------
Gold sales                                                $    490          $    518                    $   968           $1,017
---------------------------------------------------------------------------------------------     ---------------------------------
Costs and expenses
Operating                                                      262               284                        528              549
Amortization                                                   126               119                        249              237
Administration                                                  16                23                         33               45
Exploration and business development                            27                25                         47               54
---------------------------------------------------------------------------------------------     ---------------------------------
                                                               431               451                        857              885
---------------------------------------------------------------------------------------------     ---------------------------------

Interest and other income                                        7                21                         16               23
Interest on long-term debt                                     (16)               (6)                       (29)             (10)
Non-hedge derivative gains (losses)
 (note 5F)                                                      12               (19)                        11               33
---------------------------------------------------------------------------------------------     ---------------------------------
Income before income taxes and other
  item                                                          62                63                        109              178
Income taxes                                                    (3)               (5)                        (4)             (32)
---------------------------------------------------------------------------------------------     ---------------------------------
Income before cumulative effect
of change in accounting principle                               59                58                        105               146

Cumulative effect of change in
 accounting principle                                            -                 -                          -                (1)
---------------------------------------------------------------------------------------------     ---------------------------------
Net income                                               $      59         $      58                   $    105           $   145
---------------------------------------------------------------------------------------------     ---------------------------------
Comprehensive income (note 8)                            $      66         $      76                   $    103           $   128
---------------------------------------------------------------------------------------------     ---------------------------------
Per share data (note 3A)

Income before cumulative effect of
change in accounting principle

Basic and diluted                                        $   0.11          $   0.11                    $   0.20           $  0.27

Net income

Basic and diluted                                        $   0.11          $   0.11                    $   0.20           $  0.27
--------------------------------------------------------------------------------------------     ----------------------------------

See accompanying notes to interim unaudited consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2002         16              FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)      Three months ended June 30,           Six months ended June 30,
                                                        ---------------------------------     -------------------------------
(Unaudited)                                                       2002         2001              2002           2001
-----------------------------------------------------------------------------------------     -------------------------------
Cash provided by operating activities (note 9)             $    177     $    196               $  328         $  398
-----------------------------------------------------------------------------------------     -------------------------------
Cash provided by (used in) investing activities
Property, plant and equipment                                    (90)       (140)                (168)          (330)
Short-term investments                                            58        (200)                 130           (318)
Other                                                              3          (1)                   3             (7)
-----------------------------------------------------------------------------------------     -------------------------------
Cash (used in) investing activities                              (29)       (341)                 (35)          (655)
-----------------------------------------------------------------------------------------     -------------------------------
Cash provided by (used in) financing activities
Capital stock (note 3)                                            46           6                   81              6
Long-term debt
   Proceeds                                                        -          22                   -              54
   Repayments                                                      -          (5)                  (1)            (6)
Dividends (note 3C)                                              (60)        (44)                 (60)           (44)
-----------------------------------------------------------------------------------------     -------------------------------
Cash provided by (used in) financing activities                  (14)        (21)                  20             10
-----------------------------------------------------------------------------------------     -------------------------------
Effect of exchange rate changes on cash and equivalents            -           2                    -              1
Increase (decrease) in cash and equivalents                      134        (164)                 313           (246)
Cash and equivalents at beginning of period                      753         734                  574            816
-----------------------------------------------------------------------------------------     -------------------------------
Cash and equivalents at end of period                       $    887    $    570                 $887          $ 570
-----------------------------------------------------------------------------------------     -------------------------------

See accompanying notes to interim unaudited consolidated financial statements.


BARRICK SECOND QUARTER REPORT 2002         17              FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in millions of United States dollars, US GAAP basis)                                  As at June 30,           As at Dec. 31,
(Unaudited)                                                                                      2002                     2001
------------------------------------------------------------------------------------------------------     --------------------
Assets
  Current assets
  Cash and equivalents                                                                  $      887               $      574
  Short-term investments                                                                        29                      159
  Accounts receivable                                                                           63                       58
  Inventories and other current assets (note 4)                                                192                      223
------------------------------------------------------------------------------------------------------     --------------------
                                                                                             1,171                    1,014
  Property, plant and equipment                                                              3,766                    3,912
  Other assets                                                                                 281                      276
------------------------------------------------------------------------------------------------------     --------------------
                                                                                         $   5,218                $   5,202
------------------------------------------------------------------------------------------------------     --------------------
Liabilities
  Current liabilities
  Accounts payable and accrued liabilities                                              $      456               $      521
  Current portion of long-term debt                                                             20                        9
------------------------------------------------------------------------------------------------------     --------------------
                                                                                               476                      530
  Long-term debt                                                                               781                      793
  Other long-term obligations                                                                  410                      443
  Deferred income taxes                                                                        232                      244
------------------------------------------------------------------------------------------------------     --------------------
                                                                                             1,899                    2,010
------------------------------------------------------------------------------------------------------     --------------------
Shareholders' equity
  Capital stock (note 3)                                                                     4,146                    4,062
  Deficit                                                                                     (718)                    (763)
  Accumulated other comprehensive loss                                                        (109)                    (107)
------------------------------------------------------------------------------------------------------     --------------------
                                                                                             3,319                    3,192
------------------------------------------------------------------------------------------------------     --------------------
                                                                                         $   5,218                $   5,202
------------------------------------------------------------------------------------------------------     --------------------

See accompanying notes to interim unaudited consolidated financial statements. Contingencies (note 6)




BARRICK SECOND QUARTER REPORT 2002     18                   FINANCIAL STATEMENTS

Consolidated Statement of Changes
in Shareholders' Equity
                                                                                             Accumulated other
                                                                                        comprehensive income (loss)
                                                                              ---------------------------------------------
                                                                               Cumulative
                                                 Capital stock                  foreign                         Total
(in millions of United States        --------------------------------------     currency                        share-
dollars, US GAAP basis) (Unaudited)    Shares                                 translation   Derivative          holders'
                                     (millions)      Amount    (Deficit)      adjustments  instruments  Other   equity
-----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001              536        $ 4,062       $(763)         $ (123)         $24       $ (8)  $ 3,192
Capital stock (note 3)                   6             84                                                            84
Net income                                                        105                                               105
Dividends paid  (note 3C)                                         (60)                                              (60)
Other comprehensive income
(loss) (note 8)                                                                   (12)          13         (3)       (2)
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2002                  542        $ 4,146       $(718)         $ (135)         $37      $ (11)  $ 3,319
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim unaudited consolidated financial statements.



BARRICK SECOND QUARTER REPORT 2002     19                  FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are Canadian and Australian dollars, respectively.

1    BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by United States generally accepted accounting principles ("GAAP") for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

     In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2001.

     The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On December 14, 2001, a wholly owned subsidiary of Barrick merged with Homestake Mining Company ("Homestake"). The merger was accounted for as a pooling-of-interests. The unaudited interim financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake.

2    ACCOUNTING CHANGES

A    Goodwill and Other Intangible Assets

We adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS
142), effective January 1, 2002. Since we had no goodwill or other intangible assets at the date of adoption, this accounting change had no effect on our consolidated financial statements.

B    Accounting for the Impairment or Disposal of Long-lived Assets

We adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144), effective January 1, 2002. The adoption of this new statement had no effect on our consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2002      20  MANAGEMENT'S DISCUSSION AND ANALYSIS

3    CAPITAL STOCK

A    Net income per share

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended June 30, 2002 which amounted to 539 million shares (2001 - 536 million shares).

     Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for 2002 and 2001 was 541 million shares and 536 million shares, respectively.

B    Common share purchase options

---------------------------------------------- ------------------------ -------------- ---------------------- -------------
                                                                Common       Weighted                 Common      Weighted
                                                                shares        average                 shares       average
                                                            (millions)     price (C$)             (millions)   price (US$)
---------------------------------------------- ------------------------ -------------- ---------------------- -------------
Outstanding as at December 31, 2001                                 19  $       28.29                      6  $      16.67
2002 activity:
     Granted                                                         1          29.96                      -             -
     Exercised                                                      (4)         24.80                     (2)        11.98
     Cancelled or expired                                           (1)         33.53                     (1)        13.50
---------------------------------------------- ------------------------ -------------- ---------------------- -------------
Outstanding as at June 30, 2002                                     15  $       28.51                      3  $      21.06
---------------------------------------------- ------------------------ -------------- ---------------------- -------------

FASB Statement No. 123 ( SFAS 123) encourages, but does not require, companies to include in compensation cost the fair value of stock options granted to employees.

     A Company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value on the date the award is granted. The fair value of common share purchase options granted in the period ended June 30, 2002 was $2 million, estimated using the Black-Scholes model with the following assumptions: a 6-year expected term, 30% volatility, interest rates of 6% and an expected dividend yield of 1.5%. Under SFAS 123 the cost of stock compensation, and the resulting pro forma net income per share would be as follows:



---------------------------------------------- ---------------------------------------  -------------------------------
                                                          Three months ended June 30,        Six months ended June 30,
                                                                  2002           2001               2002          2001
---------------------------------------------- ------------------------ --------------  ----------------- -------------
Stock compensation cost                                           $  5           $  8               $ 10         $  15
Pro forma net income                                              $ 54           $ 50               $ 95         $ 130
Pro forma net income per share (dollars)                         $0.10          $0.09              $0.18         $0.24
---------------------------------------------- ------------------------ --------------  ----------------- -------------

C    Dividends

In the three months ended June 30, 2002, the Company declared and paid dividends in United States dollars totaling $0.11 per share.

BARRICK SECOND QUARTER REPORT 2002 21 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4    INVENTORIES AND OTHER CURRENT ASSETS

-------------------------------------- ---------------- -----------------
                                         June 30, 2002     Dec. 31, 2001
-------------------------------------- ---------------- -----------------
Gold in process and ore in stockpiles             $ 93             $ 134
Mine operating supplies                             73                72
Derivative instruments (note 5)                     26                17
-------------------------------------- ---------------- -----------------
                                                  $192              $223
-------------------------------------- ---------------- -----------------

Gold in process and ore in stockpiles excludes $27 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

5    DERIVATIVE INSTRUMENTS

A    Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate favourable credit, tenor and flexibility terms into the contracts. The underlyings in the contracts include commodities, interest rates, foreign exchange rates or bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instruments we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001.

BARRICK SECOND QUARTER REPORT 2002 22 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B        Derivative instruments outstanding at June 30, 2002

---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------
Maturity/Scheduled for delivery in             2002        2003        2004        2005        2006       2007+        Total
---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------
Normal sales contracts
 Spot deferred gold sales contracts
(note 5C)
   Ounces (thousands)                         1,400       2,800       2,650       1,600       1,600       7,850       17,900
   Average price per ounce                   $  365  $      340  $      340  $      335     $   340     $   346     $    344
Spot deferred silver sales contracts
(note 5C)
   Ounces (thousands)                        10,000      15,000       8,000       3,000       1,000       1,000       38,000
   Average price per ounce               $     4.75     $  5.05  $     5.10  $     5.10  $     5.10     $ 5.10      $  4.98
Variable price gold sales contracts
(with "caps") (note 5C)
   Ounces (thousands)                             -         500         420         400         170         820        2,310
   Price per ounce at cap expiry date             -     $   342  $      320  $      328  $      349     $   362      $  343
Variable price gold sales contracts
(with "caps" and "floors") (note 5C)
   Ounces (thousands)                           200         150           -           -           -           -          350
   Cap price per ounce                   $      297      $  310           -           -           -           -       $  303
   Floor price per ounce                 $      266      $  280           -           -           -           -       $  272
---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------
Written gold call options
   Ounces (thousands)                             -          60         115           -           -         230          405
   Average exercise price per ounce               -  $      310  $      343           -           -     $   354  $       344
Written silver call options
   Ounces (thousands)                        10,000       3,750       5,000       2,000           -           -       20,750
   Average exercise price per ounce      $     5.07  $     5.27  $     5.28  $     5.00           -           -  $      5.15
---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------
Interest rate and lease rate contracts
Receive fixed - swaps and swaptions
   Notional amount (millions)                     -  $      275  $      250  $      175  $       60     $   111  $       871
   Fixed rate (%)                                 -         4.9%        3.5%        4.7%        4.4%        4.4%         4.3%
   Pay fixed - swaps and swaptions
   Notional amount (millions)                     -           -           -           -           -     $   550  $       550
   Fixed rate (%)                                 -           -           -           -           -        5.8%         5.8%
Gold lease rate swaps
   Receive fixed, pay floating
   Notional (thousands of ounces)               240         451         440         791         800       2,914        5,636
   Fixed rate (%)                              1.2%        2.0%        2.1%        2.2%        2.6%        2.7%         2.4%
Total return swaps
   Notional amount (millions)                $   45  $       90  $      265           -           -           -  $       400
---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------
Currency contracts
Canadian Dollar Forwards
   C$ (millions)                         $       78  $       66  $      189           -           -           -  $       333
   Average Price (US$)                         0.64        0.64        0.65           -           -           -         0.64
Canadian Dollar Min-Max Contracts
   C$ (millions)                         $       57  $      184  $       70           -           -           -          311
   Average Cap Price (US(cent))                0.64        0.65        0.67           -           -           -         0.65
   Average Floor Price (US(cent))              0.62        0.63        0.64           -           -           -         0.63
Australian Dollar Forwards
   A$ (millions)                         $      137  $      190  $      181  $      167  $       10           -  $       685
   Average Price (US(cent))                    0.53        0.51        0.51        0.51        0.52           -         0.52
Australian Dollar Min-Max Contracts
   A$ (millions)                         $       95  $      260  $       35  $           $       10           -  $      420
                                                                                     20
   Average Cap Price (US(cent))                0.54        0.55        0.54        0.52        0.52           -        0.55
   Average Floor Price (US(cent))              0.52        0.52        0.52        0.51        0.51           -        0.52
---------------------------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------

BARRICK SECOND QUARTER REPORT 2002 23 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Written call options can only be exercised by the counterparties on the expiry date and can be incorporated, at our discretion, into spot deferred contracts and a delivery date scheduled at any time for up to 15 years. There is no requirement for us to cash settle these transactions.

C   Derivative instruments excluded from the scope of SFAS 133

We have two groups of contracts that meet the definition of a derivative under SFAS 133. We have determined and documented that these contracts meet the normal sales exception included in paragraph 10(b) of SFAS 133. Accordingly, our spot deferred sales contracts and Variable Price Sales Contracts are not accounted for as derivatives pursuant to SFAS 133. Our outstanding gold and silver sales commitments under these normal sales contracts at June 30, 2002 had an unrealized mark-to-market loss of $261 million (calculated at spot prices of $314 per ounce and $4.82 per ounce for gold and silver respectively, prevailing market interest rates and volatilities).

Spot deferred contracts

We have entered into spot deferred sales contracts, with various counterparties, that establish selling prices for future gold and silver production, and which therefore act as a hedge against possible price fluctuations in gold and silver.

     The average price of the spot deferred contracts reflects the expected future price incorporating an average lease rate assumption of 2.00%. Lease rates are fixed on 100% of the position through 2005. The weighted average lease rate on the total spot deferred position is 1.8%. Variations between the lease rate assumption and the actual lease rates will impact the final realized selling prices.

Variable Price Sales Contracts

During the three months ended March 31, 2002, we exchanged certain written gold call options and min-max gold options at fair value for Variable Price Sales Contracts with identical notional amounts of gold. Variable Price Sales Contracts are contracts whereby we will deliver a specified quantity of gold on a future date that is determined by us. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Variable Price Sales Contract during this 15-year period from inception. All of the Variable Price Sales Contracts have expected delivery dates in 2005 and beyond. The contract price equals the gold spot price subject to a specified maximum ("cap") based on market conditions in the years indicated in the table above, plus a fixed fee. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these dates to the expected delivery date in 2005 and beyond. Certain of these contracts also have a specified minimum ("floor") price.

D   Cash flow hedges

We use forward and zero cost min-max currency contracts to hedge exposures arising from operating expenses denominated in currencies other than the United States dollar. The specific terms and notional amounts of the contracts are determined based on management's assessment of forecasted future cash flows relating to these expenses. We have determined and documented that, for those contracts where hedge accounting has been applied, the terms of the contract were negotiated to match the terms of the forecasted transaction, and thus there is no ineffectiveness. At June 30, 2002, we had elected hedge accounting treatment for Canadian dollar contracts with a total notional amount of C$250 million, and Australian dollar contracts with a total notional amount of A$814 million.

     In addition, we have elected for certain of our receive fixed interest rate swaps, with a total notional amount of $685 million, to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments. We have determined that these interest rate swaps are 100% effective based on forward rates used to measure changes in the forecasted future cash flows as well as changes in the fair value of the derivative instrument.

BARRICK SECOND QUARTER REPORT 2002 24 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the six months ended June 30, 2002, we were not required to record any hedge ineffectiveness in earnings.

     For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item which the hedged item is recorded, in the same period the forecasted transaction affects earnings.

     In the three months ended June 30, 2002, we transferred gains of $7 million from other comprehensive income to earnings. In the next twelve months, gains of $12 million accumulated in other comprehensive income are expected to be transferred to earnings.

E    Fair value of derivative instruments (excluding normal sales contracts)

-------------------------------------------------------------------------------------------------------------------------
                                                            Three months ended June 30,        Six months ended June 30,
                                                                                   2002                             2002
-------------------------------------------------------------------------------------------------------------------------
Fair value of derivative instruments at beginning of period                       $(30)                            $(16)
Derivative instruments entered into or settled during the                             5                             (10)
period
Change in fair value of derivative instruments during the
period:
     Non-hedge derivative gains (losses) (note 5F)                                   12                              11
     Cash flow hedges (note 8)                                                       38                              40
-------------------------------------------------------------------------------------------------------------------------
Fair value of derivative instruments at end of period                              $ 25                            $ 25
-------------------------------------------------------------------------------------------------------------------------

The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totalled $39 million at June 30, 2002.

F    Non-hedge derivative gains (losses)

-------------------------------------------------------------------------------------------------------------------------
                                                                Three months ended June        Six months ended June 30,
                                                                                    30,
                                                                     2002          2001               2002          2001
-------------------------------------------------------------------------------------------------------------------------
Commodity contracts                                                   $(2)        $ (9)               $(12)          $24
Currency contracts                                                     13           (3)                 15            (4)
Interest rate and lease rate contracts                                  1           (7)                  8            13
-------------------------------------------------------------------------------------------------------------------------
                                                                      $12         $(19)               $ 11           $33
-------------------------------------------------------------------------------------------------------------------------


6    CONTINGENCIES

A    Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to comply with such laws and regulations.

BARRICK SECOND QUARTER REPORT 2002 25 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B    Litigation and claims

In October 1997, Homestake Canada Inc. ("HCI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million, which amount was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to permit Inmet to make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the court on May 17, 2002. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a notice of Appeal of the decision denying Inmet the pre-judgment interest. It is anticipated that a letter of credit in the approximate amount of C$95 million will be required to be posted by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

     On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996. On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs claims is not currently determinable.

     From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK SECOND QUARTER REPORT 2002 26 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7    SEGMENT INFORMATION


----------------------------------------- ------------------      ----------------------------------------- ------------------
                      Three months ended   Six months ended                             Three months ended   Six months ended
                                June 30,           June 30,                                       June 30,           June 30,
                           2002     2001      2002     2001                                  2002     2001      2002     2001
----------------------- -------- -------- --------- --------      ----------------------- -------- -------- --------- --------
                                                                  Income before income
Gold sales                                                             taxes
   Goldstrike              $168     $196      $333    $ 414          Goldstrike                18       47        40      113
   Pierina                   63       70       133      132          Pierina                   14       20        29       34
   Eskay Creek               32       27        60       51          Eskay Creek               18       12        32       23
   Bulyanhulu                37       21        64       21          Bulyanhulu                 6        2         7        2
   Kalgoorlie                30       35        59       66          Kalgoorlie                 6       10        10       16
   Hemlo                     20       23        45       48          Hemlo                      2        2         6        8
   Plutonic                  27       29        47       48          Plutonic                  10       11        16       17
   Round Mountain            34       34        67       64          Round Mountain            10       12        18       18
   Other                     79       83       160      173          Other                     18      (1)        33        -
----------------------- -------- -------- --------- --------      ----------------------- -------- -------- --------- --------
                            490      518       968    1,017                                   102      115       191      231
----------------------- -------- -------- --------- --------      ----------------------- -------- -------- --------- --------
Operating costs                                                   Exploration and
   Goldstrike               110      117       219      236           business               (27)     (25)      (47)     (54)
                                                                  development
   Pierina                   17       10        33       20       Corporate expenses,        (25)      (8)      (46)     (33)
                                                                  net
   Eskay Creek                3        5         6        8       Net-hedge derivative
   Bulyanhulu                21       13        39       13           gain (loss)              12     (19)        11       33
   Kalgoorlie                19       20        39       41       Income taxes                (3)      (5)       (4)     (32)
                                                                  ----------------------- -------- -------- --------- --------
   Hemlo                     16       18        34       35       Net Income                  $59      $58      $105     $145
                                                                  ----------------------- -------- -------- --------- --------
   Plutonic                  14       14        26       25       Capital expenditures
   Round Mountain            19       17        39       37          Goldstrike               $37      $65       $77     $135
   Other                     43       70        93      134          Bulyanhulu                16       35        32      104
----------------------- -------- -------- --------- --------
                            262      284       528      549          Pierina                    5        3         9        7
----------------------- -------- -------- --------- --------
Amortization                                                         Eskay Creek                1        2         3        3
   Goldstrike                40       32        74       65          Kalgoorlie                 1        3         3        4
   Pierina                   32       40        71       78          Hemlo                      2        -         3        1
   Eskay Creek               11       10        22       20          Plutonic                   5        2         8        4
   Bulyanhulu                10        6        18        6          Round Mountain             6        1         6        9
   Kalgoorlie                 5        5        10        9          Pascua-Lama                3       18         6       47
   Hemlo                      2        3         5        5          Cowal                      1        1         2        1
   Plutonic                   3        4         5        6          Other                     13       10        19       15
                                                                  ----------------------- -------- -------- --------- --------
   Round Mountain             5        5        10        9                                   $90     $140      $168     $330
                                                                  ----------------------- -------- -------- --------- --------
   Other                     18       14        34       39
----------------------- -------- -------- --------- --------
                            126      119       249      237
----------------------- -------- -------- --------- --------

BARRICK SECOND QUARTER REPORT 2002 27 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8    COMPREHENSIVE INCOME



--------------------------------------------------------------------- -------------------------      -------------------------
                                                                       Three months ended June       Six months ended June 30,
                                                                                2002      2001             2002       2001
--------------------------------------------------------------------- --------------- ---------     ------------ -------------
Net income                                                            $           59  $     58      $       105  $     145
Foreign currency translation adjustments                                         (4)        38             (12)         --
Transfers of (gains) losses on derivative instruments to earnings                (7)        12             (10)         18
(note 5D)
Change in fair value of cash flow hedges (note 5D)  (net of tax
effects)                                                                          21        --               23         --
SFAS 133 transition adjustment                                                    --       (35)              --        (35)
Other                                                                            (3)         3              (3)         --
--------------------------------------------------------------------- --------------- --------- --- ------------ -------------
Comprehensive income                                                  $           66  $     76      $       103  $     128
--------------------------------------------------------------------- --------------- --------- --- ------------ -------------

9    RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES


--------------------------------------------------------------------- -------------------------     --------------------------
                                                                       Three months ended June       Six months ended June 30,
                                                                                2002      2001             2002       2001
--------------------------------------------------------------------- --------------- ---------     ------------ -------------
Net income                                                            $           59  $     58      $       105  $     145
Adjustments:
  Amortization                                                                   126       119              249        237
  Amortization of deferred stripping costs                                        26        49               62         78
  Deferred income taxes                                                            9        (9)              (6)         4
  Reclamation and closure costs, net                                              (7)       --               (4)        (3)
  (Gains) losses on derivative instruments                                       (19)       31              (21)       (15)
  Recovery (payment) of taxes on development costs                                11       (2)               --         (5)
  Other items                                                                    (23)        5              (24)         6
  Changes in operating assets and liabilities:
  Accounts receivable                                                             21        (4)              (5)        19
  Inventories and other current assets                                            (3)      (23)              35         11
  Accounts payable and accrued liabilities                                       (23)      (28)             (63)       (79)
--------------------------------------------------------------------- --------------- --------- --- ------------ -------------
  Cash provided by operating activities                               $          177  $    196      $       328  $     398
--------------------------------------------------------------------- --------------- --------- --- ------------ -------------

BARRICK SECOND QUARTER REPORT 2002 28 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10   HOMESTAKE CANADA INC. ("HCI")

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights.

     As at June 30, 2002, 1.7 million of the HCI exchangeable shares were outstanding and are equivalent to 0.9 million Barrick common shares. As at June 30, 2002, we had reserved 0.9 million Barrick shares for issuance on exchange of the HCI exchangeable shares outstanding.


     Summarized consolidated financial information for HCI is as follows:

------------------------------------------- ---------------- ------------------
                                              June 30, 2002  December 31, 2001
------------------------------------------- ---------------- ------------------
Current assets                                         $ 79               $ 43
Non-current assets                                      312                345
------------------------------------------- ---------------- ------------------
Total assets                                          $ 391              $ 388
------------------------------------------- ---------------- ------------------
Other current liabilities                              $ 16               $ 76
Notes payable                                           415                416
Other long-term liabilities                              75                 12
Deferred income taxes                                   127                121
Shareholders' equity                                   (242)              (237)
------------------------------------------- ---------------- ------------------
Total liabilities and shareholders' equity            $ 391              $ 388
------------------------------------------- ---------------- ------------------



------------------------------------- -------------------------   -----------------------
                                     Three months ended June 30,  Six months ended June 30,
                                             2002         2001         2002         2001
------------------------------------- ------------ ------------   ---------- ------------
Total revenues and other income              $ 48        $  55         $103         $102
Less: costs and expenses                       53           62          102          121
------------------------------------- ------------ ------------   ---------- ------------
Income (loss) before taxes                   $ (5)       $  (7)        $  1        $ (19)
------------------------------------- ------------ ------------   ---------- ------------
Net (loss)                                   $(10)       $  (5)        $ (5)       $ (14)
------------------------------------- ------------ ------------   ---------- ------------


BARRICK SECOND QUARTER REPORT 2002 29 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mine Statistics


                                                                       UNITED STATES
                                      --------------------------------------------------------------------------------
                                             Betze-Post               Meikle     Goldstrike Total      Round Mountain
Three months ended June 30,                2002    2001         2002    2001        2002     2001        2002    2001
--------------------------------------------------------   ------------------  -------------------  ------------------
Tons mined (thousands)                  36,098  39,740       393        358       36,491    40,098      8,096    8,415
Tons processed (thousands)               2,499   2,189       385        371        2,884     2,560      8,217    7,515
Average grade (ounces per ton)           0.156   0.215     0.440      0.547        0.194     0.263      0.020    0.016
Recovery rate (percent)                  84.3%   85.6%      91.8%      92.0%       86.6%      87.5%      N/A      N/A
--------------------------------------------------------   ------------------  -------------------  ------------------
Production (thousands of ounces)          329     404        155        187         484        591         95       98
Production costs per ounce
    Cash operating costs                $ 222    $204       $181       $129        $209       $181      $ 162     $154
    Royalties and production taxes          6      10         11         18           8         12         15       13
--------------------------------------------------------   ------------------  -------------------  ------------------
    Total cash costs                      228     214        192        147         217        193        177      167
    Amortization                           64      55        121         40          82         50         52       46
    Reclamation                             4       3          2          2           3          3         16       15
--------------------------------------------------------   ------------------  -------------------  ------------------
Total production costs                    296     272        315        189         302        246        245      228
--------------------------------------------------------   ------------------  -------------------  ------------------
Capital expenditures (US$ millions)      $ 27    $ 40       $ 10       $ 25        $ 37      $  65        $ 6      $ -
--------------------------------------------------------   ------------------  -------------------  ------------------


Six months ended June 30,                  2002    2001         2002    2001        2002     2001        2002    2001
--------------------------------------------------------   ------------------  -------------------  ------------------
Tons mined (thousands)                  73,319   81,663         783      660     74,102     82,323      16,230  17,005
Tons processed (thousands)               4,920    4,224         767      606      5,687      4,830      16,452  15,935
Average grade (ounces per ton)           0.163    0.233       0.427    0.619      0.198      0.281       0.019   0.018
Recovery rate (percent)                   83.7%   86.8%        91.0%    93.0%      85.8%      88.6%       N/A      N/A
--------------------------------------------------------   ------------------  -------------------  ------------------
Production (thousands of ounces)           670      855         298      349        968      1,204         189     198
Production costs per ounce
    Cash operating costs                 $ 217    $ 193       $ 191    $ 118      $ 210    $   171       $ 170   $ 167
    Royalties and production taxes           6       10          10       16          7         12          13      10
--------------------------------------------------------   ------------------  -------------------  ------------------
    Total cash costs                       223      203         201      134        217        183         183     177
    Amortization                            58       51         114       48         75         50          52      46
    Reclamation                              4        3           2        2          3          3          16      16
--------------------------------------------------------   ------------------  -------------------  ------------------
Total production costs                   $ 285    $ 257       $ 317    $ 184      $ 295      $ 236       $ 251   $ 239
--------------------------------------------------------   ------------------  -------------------  ------------------
Capital expenditures (US$ millions)      $  56    $  84       $  21    $  51      $  77      $ 135       $   6   $   9
--------------------------------------------------------   ------------------  -------------------  ------------------



BARRICK SECOND QUARTER REPORT 2002                30             MINE STATISTICS

Mine Statistics

                                                                         AUSTRALIA
                                      --------------------------------------------------------------------------------
                                               Plutonic               Darlot              Lawlers          Kalgoorlie
Three months ended June 30,                2002    2001         2002    2001        2002     2001        2002    2001
--------------------------------------------------------   ------------------  -------------------  ------------------
Tons mined (thousands)                   3,691    3,516         214      175        628      159       11,043  11,764
Tons processed (thousands)                 821      874         205      197        175      193        1,818   1,704
Average grade (ounces per ton)           0.105    0.122       0.169    0.164      0.166    0.122       0.058    0.071
Recovery rate (percent)                   91.1%   90.8%        96.7%   96.3%       97.6%    93.2%       83.3%   85.5%
--------------------------------------------------------   ------------------  -------------------  ------------------
Production (thousands of ounces)           80       94          32       32         29       22          81       109
Production costs per ounce
    Cash operating costs                $ 167    $ 144       $ 171    $ 171      $ 165    $ 221       $ 205     $ 169
    Royalties and production taxes          8        7           7        6          7        7           8         7
--------------------------------------------------------   ------------------  -------------------  ------------------
    Total cash costs                      174      151         179      177        172      228         213       176
    Amortization                           38       42          47       43         38       49          56        42
    Reclamation                             2        6           1        2          3        2           6         8
--------------------------------------------------------   ------------------  -------------------  ------------------
Total production costs                  $ 214    $ 199       $ 227    $ 222      $ 213    $ 279       $ 275       226
--------------------------------------------------------   ------------------  -------------------  ------------------
Capital expenditures (US$ millions)     $   5    $   2       $   1    $   7      $   1    $   1       $    1     $  3
--------------------------------------------------------   ------------------  -------------------  ------------------


Six months ended June 30,                  2002    2001         2002    2001        2002     2001        2002    2001
--------------------------------------------------------   ------------------  -------------------  ------------------
Tons mined (thousands)                    6,757    6,675        414      371        786       272       22,690  23,057
Tons processed (thousands)                1,685    1,729        413      389        357       379        3,564   3,274
Average grade (ounces per ton)            0.095    0.100       0.174    0.172      0.156    0.131        0.060   0.070
Recovery rate (percent)                   90.1%    90.4%       97.0%    96.4%       96.9%    94.4%       83.7%   85.5%
--------------------------------------------------------   ------------------  -------------------  ------------------
Production (thousands of ounces)            142      150         68       64         55        47          168     207
Production costs per ounce
    Cash operating costs                 $  172    $ 159       $164    $ 162      $ 172    $  206        $ 208   $ 180
    Royalties and production taxes            7        7          7        6          8         7            8       6
--------------------------------------------------------   ------------------  -------------------  ------------------
    Total cash costs                        180      166        171      168        180       213          216     186
    Amortization                             35       40         46       40         37        44           55      43
    Reclamation                               2        5          2        2          4         5            6       8
--------------------------------------------------------   ------------------  -------------------  ------------------
Total production costs                   $  217    $ 211       $219    $ 210      $ 221    $  262       $  277   $ 237
--------------------------------------------------------   ------------------  -------------------  ------------------
Capital expenditures (US$ millions)      $    8    $   4       $  2    $   9      $   2    $    4       $    3   $   4
--------------------------------------------------------   ------------------  -------------------  ------------------

BARRICK SECOND QUARTER REPORT 2002      31                       MINE STATISTICS

Mine Statistics

                                                                                     CANADA
                                                         -----------------------------------------------------------
                                                               Hemlo           Eskay Creek        Holt-McDermott
Three months ended June 30,                                2002    2001       2002     2001        2002    2001
-----------------------------------------------------------------------------  -------------------  ------------------
Tons mined (thousands)                                    1,030    940        63       57          131      116
Tons processed (thousands)                                  487    485        63       57          131      124
Average grade (ounces per ton)                            0.134    0.162      1.612    1.542       0.172    0.169
Recovery rate (percent)                                   94.1%   92.9%       93.6%    92.8%       94.7%    95.4%
-----------------------------------------------------------------------------  -------------------  ------------------
Production (thousands of ounces)                           62       79         92        82           21       20
Production costs per ounce
    Cash operating costs                                 $ 241    $ 202       $28       $47        $ 190   $  181
    Royalties and production taxes                          8         7          4        3            1        4
-----------------------------------------------------------------------------  -------------------  ------------------
    Total cash costs                                       249      209        32        50          191      185
    Amortization                                            35       30        128      121           49       87
    Reclamation                                              5        4          1        1            5        4
-----------------------------------------------------------------------------  -------------------  ------------------
Total production costs                                   $ 289    $ 243       $161   $  172        $ 245    $ 276
-----------------------------------------------------------------------------  -------------------  ------------------
Capital expenditures (US$ millions)                      $   2       -        $ 1    $   2         $   1    $   2
-----------------------------------------------------------------------------  -------------------  ------------------


Six months ended June 30,                                   2002    2001        2002     2001        2002    2001
-----------------------------------------------------------------------------  -------------------  ------------------
Tons mined (thousands)                                     2,017    1,596        125      111         259      236
Tons processed (thousands)                                   958      946        125      112         259      235
Average grade (ounces per ton)                             0.136    0.164      1.524      1.560      0.176    0.162
Recovery rate (percent)                                      93.8%   92.9%       93.2%    92.9%       94.7%   95.7%
-----------------------------------------------------------------------------  -------------------  ------------------
Production (thousands of ounces)                             123      150        177      159            43      36
Production costs per ounce
    Cash operating costs                                   $ 234    $ 204       $ 28     $ 45        $  163   $ 186
    Royalties and production taxes                             7        7          4        3            -        3
-----------------------------------------------------------------------------  -------------------  ------------------
    Total cash costs                                         241      211         32       48           163     189
    Amortization                                              37       30        127      126            90      86
    Reclamation                                                4        4          1        1             4       4
-----------------------------------------------------------------------------  -------------------  ------------------
Total production costs                                     $ 282    $ 245      $ 160    $ 175         $ 257    $ 279
-----------------------------------------------------------------------------  -------------------  ------------------
Capital expenditures (US$ millions)                        $   3    $   1      $   3    $   3         $   3    $   4
-----------------------------------------------------------------------------  -------------------  ------------------


BARRICK SECOND QUARTER REPORT 2002    32                         MINE STATISTICS

Mine Statistics

                                                                 PERU               TANZANIA
                                                           ------------------  -------------------
                                                                Pierina           Bulyanhulu
Three months ended June 30,                                  2002    2001        2002     2001
-----------------------------------------------------------------------------  -------------------
Tons mined (thousands)                                     8,081    7,992        249       128
Tons processed (thousands)                                 3,418    2,667        273       224
Average grade (ounces per ton)                             0.076    0.112       0.358      0.355
Recovery rate (percent)                                       -        -         85.9%    80.1%
---------------------------------------------------------------------------------------------------
Production (thousands of ounces)                             183      221         84         64
Production costs per ounce
    Cash operating costs                                   $  80     $ 39      $ 195      $ 198
    Royalties and production taxes                             -        -          8          8
-----------------------------------------------------------------------------  -------------------
    Total cash costs                                          80       39         203       206
    Amortization                                             180      190          93        91
    Reclamation                                                9        8           1         1
-----------------------------------------------------------------------------  -------------------
Total production costs                                     $ 269    $ 237       $ 297     $ 298
-----------------------------------------------------------------------------  -------------------
Capital expenditures (US$ millions)                        $   5    $   3       $  16     $  35
-----------------------------------------------------------------------------  -------------------


Six months ended June 30,                                     2002    2001        2002     2001
-----------------------------------------------------------------------------  -------------------
Tons mined (thousands)                                       15,243   14,835       443       128
Tons processed (thousands)                                    6,845    5,039       535       224
Average grade (ounces per ton)                                0.071    0.100      0.369    0.355
Recovery rate (percent)                                         -        -        85.6%    80.1%
-----------------------------------------------------------------------------   ------------------
Production (thousands of ounces)                                398      427        169        64
Production costs per ounce
    Cash operating costs                                      $  72    $  41      $ 197     $ 198
    Royalties and production taxes                                -        -          8         8
-----------------------------------------------------------------------------  -------------------
    Total cash costs                                             72       41         205      206
    Amortization                                                180      191          93       91
    Reclamation                                                  10        8           1        1
-----------------------------------------------------------------------------  -------------------
Total production costs                                        $ 262    $ 240       $ 299    $ 298
-----------------------------------------------------------------------------  -------------------
Capital expenditures (US$ millions)                           $   9    $   7       $  32    $ 104
-----------------------------------------------------------------------------  -------------------





BARRICK SECOND QUARTER REPORT 2002      33                       MINE STATISTICS

CORPORATE OFFICE
Barrick Gold Corporation
Royal Bank Plaza, South Tower, Suite 2700
200 Bay Street, P.O. Box 119
Toronto, Canada  M5J 2J3
Tel: (416) 861-9911     Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415

Email:  investor@barrick.com
Web site:  www.barrick.com

SHARES LISTED (ABX)
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TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
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Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email:  inquiries@cibcmellon.ca
Web site:  www.cibcmellon.com

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85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
Tel:  (201) 329-8660
Toll-free number within the United States:
1-800-589-9836
Web site: www.mellon-investor.com

INVESTOR CONTACTS:            MEDIA CONTACT:
Richard Young                 Vincent Borg
Vice President,               Vice President,
Investor Relations            Corporate Communications
Tel:  (416) 307-7431          Tel:  (416) 307-7477
Email: ryoung@barrick.com     Email: vborg@barrick.com

Kathy Sipos
Manager, Investor Relations
Tel: (416) 307-7441
Email: ksipos@barrick.com

Sandra Grabell
Investor Relations Specialist
Tel: (416) 307-7440
Email: sgrabell@barrick.com

Certain statements included herein, inlcuding those regarding production, realized gold prices, and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties, and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the expoloration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

     For a description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, including the resource at the Alto Chicama property, see Barrick's most recent Annual Information Form referred above.



BARRICK SECOND QUARTER REPORT 2002                           SUMMARY INFORMATION